RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Second Quarter Ended June 30, 2009

(Unaudited)

The Company’s auditor has not performed a review of these
 Interim Consolidated Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver  BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

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RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	June 30	December 31
	Unaudited	Audited
	2009	2008
Assets
Current assets
Cash and cash equivalents	$11,332,850	$18,753,749
Temporary investments (note 4)	53,808,292	4,011,587
Marketable securities (note 5)	104,501	73,380
Amounts receivable	237,566	188,461
Prepaid expenses and supplier advances	202,621	109,757
	65,685,830	23,136,934

Equipment (note 6)	442,492	177,115
Other investments (note 7)	834,472	652,961
Mineral property costs (note 8) (Schedule)	94,535,011	82,862,073
Reclamation deposits (note 9)	498,000	5,000
	$161,995,805	$106,834,083

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$2,280,426	$793,393
Corporate income tax payable	1,505	22,603
	2,281,931	815,996

Future Income Taxes	14,775,495	14,773,269
Shareholders’ equity
Share capital (note 10)	161,913,644	109,912,429
Contributed surplus (note 10(d))	5,474,181	4,012,933
Deficit	(21,436,679)	(21,351,403)
Accumulated other comprehensive income (note 10)	(1,012,767)	(1,329,141)
	144,938,379	91,244,818
	$161,995,805	$106,834,083
See accompanying notes to the consolidated financial statements

Asset retirement obligations (note 9)
Commitments (note 13)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson, Director	John R. Brodie, FCA, Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30		For the 6 months ended June 30
	2009	2008	2009	2008
Expenses
Amortization	$33,321	$18,431	$51,267	$34,067
Consulting	-	14,999	-	44,258
Foreign exchange loss	2,615	12,216	1,652	5,647
General mineral exploration	57,819	36,563	115,727	83,742
Investor relations	193,155	200,522	320,633	310,284
Office	55,704	51,760	122,733	92,618
Part XII.6 flow-through tax	5,400	70,000	26,101	151,000
Professional fees	75,305	69,654	111,049	94,316
Rent	25,117	9,678	50,979	32,930
Salaries	280,079	237,139	520,315	585,872
Stock-based compensation (note 10(b))	517,697	291,276	1,038,893	435,457
Transfer agent and regulatory filing fees	39,473	38,560	68,007	51,454
Travel and accommodation	38,155	38,587	59,965	75,985

(Loss) before other items	(1,323,840)	(1,089,385)	(2,487,321)	(1,997,630)
Interest and other income (loss)	52,567	(67,762)	104,869	356,052
Option and administration fees in excess of property costs	111,757	68,555	227,752	227,412
(Loss) on sale of investments	(72,341)	(80,035)	(95,765)	(80,035)
Other gains	566	87,779	566	87,779
Current income tax expense	(3,902)	-	(3,902)	(140)
Future income tax recovery (note 10(a)(5))	134,513	-	2,168,525	3,275,789

Net income (loss) for the period	(1,100,680)	(1,080,848)	(85,276)	1,869,227
Deficit, beginning of the period	(20,335,999)	(18,895,769)	(21,351,403)	(21,845,844)
Deficit, end of the period	$(21,436,679)	$(19,976,617)	$(21,436,679)	$(19,976,617)

Basic and diluted income (loss) per common share	$(0.01)	$(0.01)	$(0.00)	$0.01
Weighted average number of common shares outstanding	187,679,176	147,881,501	175,673,741	147,880,567
Fully diluted weighted average number of common shares outstanding*	187,679,176	147,881,501	175,673,741	149,432,194

*
The exercise of options in the three and six months ended June 30, 2009 and the three months ended June 30, 2008, would have been anti-dilutive and so have been excluded from the calculation of fully diluted common shares in those periods.

See accompanying notes to the consolidated financial statements
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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Income
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30		For the 6 months ended June 30
	2009	2008	2009	2008

Net income (loss) for the period	$(1,100,680)	$(1,080,848)	$(85,276)	$1,869,227

Other comprehensive income (loss) in the period
Fair value adjustments to available for sale financial instruments
Temporary investments	39,244	(8,052)	(12,893)	11,718
Investments in public companies	(1,220)	(268,631)	180,174	(373,509)
Realized losses on investments in public companies reclassified to net income	72,341	80,035	95,765	80,035
Investment in companies spun-off	47,403	220,175	53,328	(128,554)
Other comprehensive income (loss) in the period	157,768	23,527	316,374	(410,310)
Comprehensive income (loss) for the period	(942,912)	(1,057,321)	231,098	1,458,917

Accumulated comprehensive loss, beginning of the period	(21,506,534)	(18,780,000)	(22,680,544)	(21,296,238)
Accumulated comprehensive loss, end of the period	$(22,449,446)	$(19,837,321)	$(22,449,446)	$(19,837,321)

See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30		For the 6 months ended June 30
	2009	2008	2009	2008
Cash Provided by (Used for):
Operating Activities
Net income (loss) for the period	$(1,100,680)	$(1,080,848)	$(82,276)	$1,869,227
Adjustment for items which do not involve cash:
Amortization	33,321	18,431	51,267	34,067
Stock-based compensation in administration	517,697	291,276	1,038,893	435,457
Gain (loss) on sale of investments	72,341	80,035	95,765	80,035
Other gains and losses	-	(87,779)	-	(87,779)
Option receipts in excess of property cost	(41,138)	-	(100,413)	-
Interest and other income	26,733	310,380	57,169	61,031
Future income tax recovery	(134,513)	-	(2,168,525)	(3,275,789)
	(626,239)	(468,505)	(1,111,120)	(883,751)
Changes in non-cash working capital components:
Prepaid expenses	(22,922)	3,201	(92,864)	(387,661)
Amounts receivable	(57,309)	(163,911)	(66,506)	(283,402)
Accounts payable and accrued liabilities	190,014	(750,885)	201,524	(363,466)
Income taxes payable	(21,098)	(74,000)	(21,098)	(73,860)
	(537,554)	(1,454,100)	(1,090,064)	(1,992,140)
Investing Activities*
Temporary investments	(2,022,152)	(3,661,319)	(49,866,767)	1,033,778
Mineral property costs	(6,774,064)	(5,044,349)	(9,739,909)	(7,872,419)
Reclamation deposits	-	-	(493,000)	-
Recovery of property costs incurred	25,154	597,771	35,636	1,456,090
Management and administration fees received	-	189	-	1,520
Purchase of equipment and investment	(254,418)	(35,002)	(316,644)	(72,097)
Proceeds on sales of investments	80,573	117,049	121,283	117,049
	(8,944,907)	(8,025,661)	(60,259,401)	(5,336,079)
Financing Activities*
Common shares issued and subscriptions received	16,116,757	-	56,483,541	7,400
Share issue costs	(9,396)	-	(2,554,975)	(3,144)
	16,107,361	-	53,928,566	4,256

Net cash provided (used) during the period	6,624,900	(9,479,761)	(7,420,899)	(7,323,963)
Cash and cash equivalents, beginning of the period	4,707,950	16,947,107	18,753,749	14,791,309
Cash and cash equivalents, end of the period	$11,332,850	$7,467,346	$11,332,850	$7,467,346

During the 6 month period the Company received $47,700 (2008 – 496,011) in interest and paid $374 (2008 - $420) in interest.
*  Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 14.
See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2008	Gross Expenditures 2009	Recovery 2009	Balance June 30 2009
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$4,055,284	$454,120	$-	$4,509,404
Exploration costs:
Geological and geochemical	2,164,953	665,116	-	2,830,069
Drilling	19,314,229	5,837,829	-	25,152,058
Geophysical	456,262	57,435	-	513,697
Travel and accommodation	305,140	106,581	-	411,721
Other	109,735	300,067	-	409,802
Underground	734,849	3,938,684	-	4,673,533
	27,140,452	11,359,832	-	38,500,284

Other Red Lake Properties
Acquisition and option payments	484,178	49,700	-	533,878
Exploration costs:
Geological and geochemical	1,342,133	-	-	1,342,133
Drilling	1,803,375	-	-	1,803,375
Geophysical	334,225	165,862	-	500,087
Travel and accommodation	121,975	-	-	121,975
Other	67,800	795	-	68,595
Administration fees (earned)	(648,080)	-	-	(648,080)
	3,505,606	216,357	-	3,721,963

McCuaig JV Project
Acquisition and option payments	125,890	-	-	125,890
Exploration costs:
Geological and geochemical	531,321	-	-	531,321
Drilling	2,286,814	-	-	2,286,814
Geophysical	27,425	-	-	27,425
Travel and accommodation	35,809	-	-	35,809
Other	8,000	-	-	8,000
Administration fees (earned)	(76,345)	-	-	(76,345)
	2,938,914	-	-	2,938,914

English Royalty Division
Acquisition and option payments	-	18,235	(18,235)	-
	-	18,235	(18,235)	-

See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2008	Gross Expenditures 2009	Recovery 2009	Balance June 30 2009

UNITED STATES OF AMERICA
ALASKA
Alaska Properties
Acquisition and option payments	$37,200,284	$-	$-	$37,200,284
Exploration costs
Geological and geochemical	1,814,908	23,683	-	1,838,591
Drilling	2,371,509	-	-	2,371,509
Travel and accommodation	26,230	-	-	26,230
Other	825,255	-	-	825,255
	42,238,186	23,683	-	42,261,869

NEVADA
Nevada Properties
Acquisition and option payments	6,177,535	-	-	6,177,535
Exploration costs
Geological and geochemical	296,977	73,066	-	370,043
Geophysics	562,658	-	-	562,658
Other	1,745	-	-	1,745
	7,038,915	73,066	-	7,111,981

Mineral Property Costs	$82,862,073	$11,691,173	$(18,235)	$94,535,011

See accompanying notes to the consolidated financial statements

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in North America.   At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2008.  These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2008.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  All inter-company balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted new CICA Handbook section 3064 which replaces CICA Handbook Section 3062, Goodwill and Other Intangibles.  This standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Consequentially, references to deferred costs were removed from CICA Accounting Guideline 11, Enterprises in the Development Stage. Adoption of this standard did not have an effect on the Company’s financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  Adoption of this guidance did not have an effect on the Company’s financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-174, “Mining Exploration Costs”.  The EIC provides guidance on the capitalization and impairment review of exploration costs.  Adoption of this guidance did not have an effect on the Company’s financial statements.

3.	CHANGES IN ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	TEMPORARY INVESTMENTS

Temporary investments consist of Canadian government treasury bills maturing between July 9, 2009 and January 21, 2010 with an aggregate carrying value and market value of $53,808,292 at June 30, 2009 and effective interest rates between 0.137% and 0.571%.

5.	MARKETABLE SECURITIES

Marketable securities are comprised of shares in public companies and had a carrying and market value of $104,501 at June 30, 2009 (December 31, 2008 - $73,380).  Market values were based on quoted prices in an active market.

6.	EQUIPMENT

			June 30 2009	December 31 2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment	$182,297	$80,081	$102,216	$71,423
Field Equipment	208,885	13,448	195,437	7,988
Furniture and fixtures	128,557	63,612	64,945	48,072
Leasehold Improvements	12,291	7,375	4,916	6,760
Software	162,236	87,258	74,978	42,872

	$694,266	$251,774	$442,492	$177,115

7.	OTHER INVESTMENTS

	June 30, 2009	December 31, 2008

Investments in companies spun-off (1)	$185,662	$153,400
Investments in other public company shares (2)	648,810	499,561

	$834,472	$652,961

(1)
Investment in companies spun off consists of the net value of rights and obligations outstanding from options issued or revised at the December 2006 plan of arrangement.  The June 30, 2009, carrying value and fair value of $185,662 is attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares

(2)
Other investments in public company shares have aggregate carrying and market value of $648,810 at June 30, 2009 (December 31, 2008 - $499,561). Market values were based on quoted prices in an active market. These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions.

where options expire or are forfeited unexercised.
8.	MINERAL PROPERTY INTERESTS

There were no changes in the principal property interests of the Company during the 6 month period ended June 30, 2009.

9.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its Phoenix Gold project which is currently at the advanced exploration stage. Reclamation and closure activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.  In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Mines and Development (“MNDM”) which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDM as financial assurance for completion of the closure plan when required.  Additional financial assurance will be required if closure amount estimates increase.

The present value of this asset retirement obligation is currently immaterial to recognize due to (i) the Company’s current intention to continue to hold and utilize the Phoenix property and related facilities for a period extending beyond 50 years and (ii) the Company has no legal requirement or intention to implement its closure plan during this extended holding period.  Should management’s intention’s change or closure plans and cost estimates change, the Company may be required to recognize an asset retirement obligation on the consolidated balance sheet at that time.

10.	SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

	6 Months Ended June 30, 2009			Year Ended December 31, 2008
	Number of Shares	$		Number of Shares	$
Balance, beginning of period	156,151,871		109,912,429	147,871,501		103,572,229
Private placements (1) (2) (3)	25,000,000		37,445,025	8,166,670		9,460,640
Stock options exercised (4)	482,500		701,675	113,700		155,349
Warrants exercised	10,682,843		16,024,265	-		-
Flow-through renunciation (5)	-		(2,169,750)	-		(3,275,789)

Balance, end of period	192,317,214		161,913,644	156,151,871		109,912,429
(1)	On March 5, 2009, the Company closed a $40 million private placement financing and issued 25 million common shares at $1.60 per share. A commission of $2.2 million (5.5%) was paid to the underwriters.
(2)	Nil (2008 – 4,870,370) shares were issued under flow-through share purchase agreements.
(3)	Proceeds are net of issue costs of $2,554,975 (2008 - $740,289).
(4)	Inclusive of the original $242,400 (2008 - $57,750) fair value of these options re-allocated from contributed surplus to share capital on exercise
(5)
On February 28, 2009 the Company renounced $6.6 million of exploration expenditures to flow-through share investors and recorded the effect of the reduction in future tax deductible expenses against share capital.

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(Stated in Canadian Dollars)

10. SHARE CAPITAL (continued)

b) Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.
	6 Months Ended June 30, 2009		Year Ended December 31, 2008
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$
Balance at beginning of period	4,733,300	0.93		3,328,250		0.87
Granted	3,005,000	1.46		1,617,500		1.03
Exercised	(482,500)	0.95		(113,700)		0.86
Expired/Cancelled	-	-		(98,750)		1.10

Outstanding at end of period (1)	7,255,800	1.15		4,733,300		0.93
(1)	At June 30, 2009, the weighted-average remaining contractual life of stock options outstanding is 3.16 years (2008 – 2.60 years).

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	6 Months ended June 30, 2009	Year ended December 31, 2008
Risk-free interest rate (%)	1.88%	3.67%
Expected life (years)	5 years	5 years
Expected volatility (%)	67%	64%
Expected dividend yield (%)	0%	0%

The weighted average grant-date fair value of options granted during the period was $0.83.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

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RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
June 30, 2009
(Stated in Canadian Dollars)

10.	SHARE CAPITAL (continued)

c) Summary of stock options outstanding:

June 30, 2009
Type of Issue	Number Outstanding	Weighted Average Price		Weighted Average Life
Stock Options			$	Years
	100,000	0.44		1.17
	150,000	0.48		1.20
	200,000	0.56		1.46
	770,000	0.74		2.54
	20,000	0.76		4.31
	1,203,300	0.77		0.53
	115,000	0.79		0.50
	1,315,000	1.04		3.62
	2,597,500	1.31		4.51
	20,000	1.46		3.86
	95,000	1.68		3.17
	200,000	1.89		4.79
	150,000	1.90		3.00
	75,000	2.14		4.75
	100,000	2.55		2.80
	145,000	3.13		4.94
Total Stock Options	7,255,800	1.15		3.16

d)      Summary of changes in contributed surplus:

	6 Months Ended June 30,2009	Year Ended December 31, 2008
Balance at beginning of period	$4,012,933	$3,082,261
Stock-based compensation - administration	1,038,892	761,890
Stock-based compensation – mineral property costs	664,756	209,941
Fair value on options/warrants granted by spun-off companies	-	16,591
Fair value of stock options allocated to shares issued on exercise	(242,400)	(57,750)
Balance at end of period	$5,474,181	$4,012,933

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30, 2009	December 31, 2008
Accumulated other comprehensive income (loss), beginning of period	$(1,329,141)	$549,606
Other comprehensive income (loss) for the period	316,374	(1,878,747)

Accumulated other comprehensive (loss), end of the period	$(1,012,767)	$(1,329,141)

Components of accumulated other comprehensive income

Unrealized gains (losses) on temporary investments	$(7,723)	$5,169
Unrealized (losses) on investments in public company shares	(400,654)	(571,890)
Unrealized (losses) on the Company’s Africo share receivable	(604,390)	(762,420)

Accumulated other comprehensive (loss)	$(1,012,767)	$(1,329,141)

12.	RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2009, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $414,912 (2008 - $35,854).  As at June 30, 2009, this law firm is owed $259,624 (December 31, 2008 - $19,500).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

13.	COMMITMENTS

a)	At June 30, 2009, the Company has $103,068 (December 31, 2008 - $144,295) in remaining lease payments for the use of its Vancouver office to September, 2010.
b)
At June 30, 2009, the Company is committed to incur $Nil (December 31, 2008 – 5,730,041) in eligible exploration expenditures by December 31, 2009, in order to complete obligations entered into pursuant to flow-through share purchase agreements.

c)
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the six months ended June, 2009, the Company received common shares of other companies valued at $100,413 (2008 - $48,546) pursuant to the terms of property and joint venture agreements. The Company has excluded from its investing cash flows $1,554,340 (2008 - $11,606) in accounts payable relating to mineral property costs.